FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan period ended December 31, 2001

 Commission File Number 1-812

 UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN

UNITED TECHNOLOGIES CORPORATION
One Financial Plaza
Hartford, Connecticut 06103

 UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
Index to Financial Statements
December 31, 2001 and 2000

Page
Report of Independent Auditors	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 9

FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the
  United Technologies Corporation
  Represented Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Represented Employee Savings Plan  (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
June 28, 2002

UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits
(Thousands of Dollars)

	December 31, 2001	December 31, 2000
Assets:
Investments (Notes 3, 4, and 5)	$959,018	$954,548
Contributions receivable:
Participants'	751	657
Employer's	195	173
	946	830

Net Assets Available for Benefits	$959,964	$955,378

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
 (Thousands of Dollars)

Year Ended December 31, 2001
Additions to net assets attributed to:
Investment Income:
Net depreciation in fair value of investments	$(52,160)
Interest	47,779
Dividends	930

Contributions:
Participants'	42,571
Employer's	12,648
Total additions	51,768

Deductions from net assets attributed to:
Distributions to participants	(46,348)
Administrative expenses	(122)
Total deductions	(46,470)

Net increase prior to transfers	5,298

Assets transferred out of Plan	(712)

Net increase	4,586

Net Assets Available for Benefits, December 31, 2000	955,378

Net Assets Available for Benefits, December 31, 2001	$959,964

 The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General.   The United Technologies Corporation Represented Employee Savings Plan (the "Plan") is a defined contribution savings plan administered by United Technologies Corporation ("UTC"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974  ("ERISA").  Union represented employees of UTC, covered by collective bargaining agreements that provide for Plan participation, are eligible to participate in the Plan after completing at least one year of service. The following is a brief description of the Plan.  For more complete information, participants should refer to the Plan document which is available from UTC.

Contributions and Vesting.  All participants may elect, through payroll deductions, to make tax deferred contributions of between $2 per week and the maximum amount permitted by the relevant collective bargaining agreement. Certain participants, depending on their collective bargaining agreement, may also make after-tax contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds, seven commingled index funds, one stable value fund, and a company stock fund as investment options for participants.  Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan.  The employer will match 50 percent of the participant's contributions, up to specified limits.  Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Certain participants may also make limited tax-deferred or after-tax contributions to an individual medical account ("IMA") or tax-deferred contributions for cost of living adjustments ("COLA"), where permitted.  The employer will match 75 percent of the participant's IMA contribution.  All contributions to an IMA will be invested 100 percent in the Income Fund and may not be withdrawn until retirement or termination.

Participant Accounts.  Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions based on a percentage of the participant's contribution and (b) Plan earnings based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  Forfeited balances of terminated participants' nonvested amounts are used to reduce future UTC contributions.  For the year ended December 31, 2001, approximately $22,000 of forfeitures were used to fund UTC's contributions.

Trustee and Recordkeeper.  All of the Plan's assets are held by Bankers Trust Company ("Bankers Trust"), the Plan trustee.  Bankers Trust is a subsidiary of Deutsche Bank. Fidelity Institutional Retirement Services Company ("Fidelity") performs participant account recordkeeping responsibilities.

Participant Loans.  Certain participants with at least two years of Plan participation are allowed to borrow up to 50 percent of their vested account balances excluding IMA and COLA.

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

Loan amounts can range from $1,000 to  $50,000 and must be repaid within 5 years.  The loans are secured by the balance in the participant's account and bear interest at Deutsche Bank's prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, benefits are paid in a lump sum to terminating participants. Participants terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund investment option may be paid in shares of UTC Common Stock instead of cash.  Distributions in UTC Common Stock for the year ended December 31, 2001 were approximately $93,000.

Other. Participants who transfer to a new UTC location with a different savings plan may have the option of transferring their account balances in accordance with the provisions of the new savings plan.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting, except for benefits which are recorded when paid.

Master Trust. The Plan's assets are kept in the United Technologies Corporation Employee Savings Plan Master Trust (the "Master Trust") maintained by the Plan's trustee.  Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined.  Participating plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs.  The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds.    Income from the funds' investments increases the participating plans' unit values.  Distributions to participants reduce the number of participation units held by the participating plans (see Note 5).

Investment Valuation and Income Recognition. The Income Fund's investments in insurance contracts (see Note 4) are stated at contract value, which represents contributions plus earnings, less Plan withdrawals.  All other funds are stated at fair value, as determined by the Plan trustee, typically by reference to published market data.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Plan Expenses. Plan administrative expenses, including Plan trustee and recordkeeper fees were paid directly by the employer in 2001. Between December 31, 2000 and September 30, 2001, the employer also paid certain investment management fees for the funds managed by Deutsche Asset Management. Effective October 1, 2001, these investment management fees are charged against Plan assets. All other administrative and investment expenses were paid out of Plan assets during 2001.

Use of Estimates. The preparation of financial statements requires UTC management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,
(Thousands of Dollars, except unit amounts)	2001	2000

Equity Fund, 5,574,144 and 6,387,637 units, respectively	$146,368	$190,224

UTC Common Stock Fund, 5,091,062 and 3,829,359 units, respectively	114,044	102,274

Income Fund, 7,164,674 and 7,036,382 units, respectively	608,073	551,301

NOTE 4 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan's Income Fund invests in insurance contracts with insurance companies. Under the contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The interest rates earned for 2001 and 2000 were 8.31% and 8.29%, respectively.

NOTE 5 - INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with Bankers Trust. Under this agreement, certain savings plans of UTC and its subsidiaries combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds along with income that the investment funds may earn, less distributions made to the plans' participants.

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

The following is a summary of the financial information and data for the Master Trust and the portion applicable to the Plan:

United Technologies Corporation
Master Trust Statements of Net Assets
(Thousands of Dollars)

	December 31, 2001	December 31, 2000
Assets:
Short-term investments	$34,221	$2,640
Investments:
Equity:
Mutual funds	658,861	784,876
Equity commingled index funds	1,203,904	1,460,037
Common stock	768,603	759,152
ESOP stock fund	2,912,717	3,641,487
Debt:
Fixed income commingled index funds	19,422	24,916
Insurance company investment contracts	4,775,327	4,364,663
Participant notes receivable	92,055	99,935
Subtotal	10,465,110	11,137,706

ESOP receivables	140,825	128,988
Interest and dividend receivables	2,297	14,678

Total assets	10,608,232	11,281,372

Liabilities:
Accrued liabilities	6,499	8,708
Accrued ESOP interest	1,977	2,070
ESOP debt	266,100	301,100
Notes payable to UTC	175,333	153,333
Total liabilities	449,909	465,211

Net Assets	$10,158,323	$10,816,161

Net assets of the Master Trust allocable to the Plan	$959,018	$954,548

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

United Technologies Corporation
Master Trust Statement of Changes in Net Assets
(Thousands of Dollars)

Year Ended December 31, 2001
Additions:
Interest and dividend income	$437,184
Contributions from participating plans for purchase of units	324,805
Total additions	761,989

Deductions:
Net depreciation on fair value of investments	(1,052,139)
Benefit payments on behalf of participating plans	(400,574)
Master trust expenses	(36,602)
Total deductions	(1,489,315)

Net decrease prior to transfers	(727,326)

Plan transfers:
Assets transferred in	93,904
Assets transferred out	(24,416)
Net Plan transfers	69,488

Decrease in net assets	(657,838)

Net assets:
Beginning of year	10,816,161
End of year	$10,158,323

Amounts pertaining to Plan:
Plan interest in net depreciation and investment income of Master Trust	$(3,451)
Contributions received (cash basis)	$55,103
Assets transferred into Plan	$-
Pension benefits paid	$(46,348)
Plan expenses	$(122)
Assets transferred out of Plan	$(712)

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

NOTE 6 - RELATED-PARTY TRANSACTIONS

Certain Plan investment options are managed by Deutsche Asset Management and Fidelity. Bankers Trust, a subsidiary of Deutsche Bank, and Fidelity are the Plan’s trustee and recordkeeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 8 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated February 8, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").  The Plan has been amended since receiving the determination letter. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

SIGNATURES

 The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

Dated: June 28, 2002	By:	/s/ Laurie P. Havanec
Laurie P. Havanec Director, Employee Benefits and Human Resources Systems United Technologies Corporation